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                                                                   EXHIBIT 99.03

                                     WIPRO
                                PRESS CONFERENCE
                                 APRIL 17, 2003

Azim Premji: Your Board of Directors in the meeting held this morning approved the accounts for the year ended March 2003. Our results have been mailed to those registered with us and are also on our website and our friends from the press here already have a copy of our press release. Let me share with you some of our thoughts on how we see the environment.

Customers want to see value for the price they pay. You create value for the customer by either increasing value or by decreasing price. Today, the customers want to have the cake and eat the cake too. They want higher value at lower price. This is the trend that we saw beginning in 2001 and we believe this trend will only accelerate. Customer requirements need attention. Our response is to offer our customers wider service range and to a larger number of customers. This we will achieve by combination of organic service line growth and expansions and through acquisitions, which is a key part of our strategy. To address the larger number of customers, we will increase our investment in sales and marketing and prudently evaluate potential acquisitions. In calender 2002, we completed three acquisitions, Spectramind for service line expansion, Global Energy Practice of AMS Inc. for consultancy skills and customer relationships, and the R&D labs of Ericson. Our success is integrating these acquisitions has given us confidence to pursue this strategy further. We evaluate candidates for acquisitions on an ongoing basis. The first criteria we use for evaluating acquisitions is whether such candidates fits strategically and culturally. If those two criterias are met, we proceed to financial evaluation of the target candidate. The candidates must meet financial targets. When it comes to acquisitions, we are conscious there will often be short-term pains of margin contraction due to the acquisition-related costs of integration, bonus, and amortization of intangibles. In our view, the short-term pain is acceptable only because of the long-term gain and value, which we see in the potential acquisition. Looking ahead in the global IT services business, we see rupee appreciation and pricing contributing to margin pressure. On the other hand, we believe providing higher value-added services, moving business to more offshore, increasing utilization, and managing costs, strong elements to mitigate these downsides. Our consumer care and lighting business has generated positive cash flows for decades with consistent margins. We have invested in building a strong retail distribution network reaching over a million retail outlets. Our strategy in this business is to realize the value of this distribution network by again acquisitions and by acquiring brands. Our acquisition of Gluco-Vita, a glucose-based energy drink is part of this strategy. We continue to evaluate other similar brands as potential acquisitions too. Our financial parameters for acquisitions in both technology business and consumer care business are similar. We will be very happy to take questions now.

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Female Speaker: I request you to raise your hand before asking the question so that we can give the mikes to you. Arun from Economic Times. Arun, go ahead.

Male Speaker: Yes, please go ahead.

Arun: My question is related to your operating margins, particularly of Wipro Technologies have come down four basis points, but there seems to be some improvements happening in Wipro Infotech and Consumer Care. Wipro Infotech, sequential margins going up by about four basis points and Consumer Care by about two basic points. So, are these two segments kind of offsetting the decline in the margins from Wipro Technology.

Senapaty: You know, we had earlier communicated that we will see softness in operating margin in global IT services. Can I request everybody to keep quiet please, so that we are able to communicate more effectively? Thank you.

So, the factors that have contributed to the decline in sequential terms for operating margin of global IT services is a) rupee appreciation, it has continued to appreciate, b) the AMS acquisition that we did. There are certain intangibles and there are certain lock-in bonuses, which are paid on joining as well as after completion of milestone number of days, which get expensed out in the accounting treatment and therefore you have some of those aberrations as a part of the acquisition for first few quarters. So, that is another particular factor, which has resulted into a decline. And third is, we have continued to invest in our sales and marketing expenses. We have increased the headcount overseas in terms of the sales people, and that has resulted in increased sales and marketing expenses. A part of it has got mitigated by increasing utilization, and on a net-to-net, there was therefore a decline of about little under 4% in operating margin. So far as Wipro Infotech is concerned, there has been a sequential improvement in the operating margin. Typically in the fourth quarter we have significantly higher sales than the other quarters in a financial year, and we have an expansion of operating margins in the fourth quarter traditionally so far as Wipro Infotech is concerned and that is how we have seen reflection of that in the quarter four. And Consumer Care has continued to retain its operating margin. We had given operating margin of 15% and there is a little improvement in the operating margin so far as Wipro Consumer Care and Lighting is concerned. So, overall, there has been an operating margin increase so far as Consumer Care is concerned, technology is concerned, in terms of operating profit increase is there. Operating margin, the percentage wise there was a decline, and overall on a year-on-year basis, we had three, sort of, lines on which we got hurt in terms of the net income growth a) is the share of losses that we had from Wipro GE, which we had to take about 37 crores of losses being 49% of our share and b) is the discontinuance of the Wipro Net ISP business that we did. So, Wipro GE accounted for about 4% of the swing last year to this year. Wipro Net discontinuance has swung about 3% adversely, and the third thing is that there

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has been an increase in the income tax in this particular last financial year as compared to the previous year because as you all know there was a tax imposed for one year that is 2002-2003, and now it has disappeared in this current budget, which is expected to be passed in the next few weeks. Hence, we will come down to that level of what the original were. And, in the previous year we had some write backs of the tax and therefore there is a swing on the tax provision quite a lot. And combination of these three factors has, sort of, you know, reflected in a negative growth in the net income though otherwise, but for these three, there would have been a positive growth in the net income.

Senapaty: On income tax, there is about 6% ETR swing from 2001-2002 to 2002-2003.

Vivek: ETR is effective tax rate.

Senapaty: Effective tax rate that means a tax you pay on your total...

Arun: In terms of actuals....

Senapaty: About 50 and odd crores.

Arun: You had said that your income from AMS and the Ericson R&D could also start improving too, have you booked that income in Q4.

Senapaty: Yes, the results of January, February, and March 2003, includes results of AMS as well as Ericson, but in case of Ericsson primarily, means in terms of hiring out those people, there is a commitment with respect to some of the revenue and that has been reflected. But so far as AMS is concerned, it is acquisition of that particular division, and there was a payment of goodwill and there was a payment of intangibles and there were some lock-in because all these employees have been taken in. So, therefore, effectively we have posted a 7 crores of loss for the first quarter.

Male Participant: That is the AMS.

Male Speaker: AMS.

Male Participant: And, last time I remember I queried for the Lattice Group...46 million, for Q4 you are keeping this thing open because of the acquisition that Lattice itself was undergoing. You have anything to add...

Vivek: Yes, so far as quarter ending April-May-June is concerned we have got a settlement of about a million dollar from 186K, which has come in into the profits and revenue of Wipro Technologies, global IT services in quarter 4.

Male Participant: What is the EPS?

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Senapaty: I will give you that number. It is there in our press release. I will give it off line. Can we have the next question please?

Moderator: Next question is from Madhavan from Reuters.

Madhavan: Actually, there are two questions. First of all on pricing pressure, we would like to know apart from the factors that you mentioned, how are you facing vis-a-vis the competition. Is this the general industry trend that you are looking at or are you facing competition from mid-sized Indian companies because you are already located in India, which gives you a cost advantage, and also whether the increasing tendency by foreign companies to set up their own development centers is contributing to the pricing pressure. What is it, you know, if you compare yourself with peers and competitors, what is the big picture? And the second one I will ask later.

Vivek: There are two elements to the pricing discussion. One is the mix of business, which is that the more application management business you do versus application build business the lower the price, and that fundamentally is because application management business in some sense customers' view as more vanilla and application build business is a more time to market play, whereas the application manage is more of a cost play. Because of the global downturn what we are seeing is that application build spending has come down significantly and as a result the mix of our business that we do that relates to application build is much lower. So, one element is that we are seeing a shift in terms of the kind of work being done away from application build more towards application manage. The second is that is this price reduction in the context of competitive pressures. Interestingly, the answer is not really, and the reason for that is that if you look at the year gone by, 8% of our revenue came from new accounts opened in the year and 92% of the revenue came from the existing accounts, so what that means is that the bigger price pressure is not necessarily how we compete, which by the way the story in its own self, but is based on the fact that you are now seeing customers who are in their third year of the downturn and are saying, you know, I appreciate all the things that you are doing for me. I appreciate the fact that you are cheaper relative to other alternatives, but for your SPEND, I want a price reduction. So, I think that what we were seeing on the price reduction really is two elements; mixed changed and then existing customer-led price renegotiation.

Madhavan: And, the second question I had was on this core business of tech and the enterprise solutions. What is the big picture? Is there, because you had taken your bet towards the higher margin R&D tech kind of stuff, but now that you are seeing the other side growing more robustly, a strategic shift and how are you looking at down the line?

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Vivek: Yeah, I think that, clearly we are seeing the IT side of our business is growing faster. If I look at the last quarter, 64% of our revenue came from IT services. At its peak, which would be in the Jan-Feb-March quarter of 2000, IT services was only 48%. So really over 2 years, it has gone from 48% to 64%. So I think that what we are seeing is that the IT side of the business continues to be the growth engine in today's uncertain economic environment particularly for technology companies.

Madhavan: Historically, two to three years ago, we have seen a company betting on certain kind of skill set with certain kind of margins. Is there a change in that perspective right now.

Vivek: Well, we certainly demonstrated a high degree of flexibility. So, you have seen a, really crank up the effort on the IT side as that side of the market grew hotter.

Madhavan: One last question, has Iraq or anything contributed to reinvestment of your perspective on the US market or anything at all?

Vivek: Well, you know, we kind of did that bit of analysis and we said that since March 15 to current, we were expecting 40 customer and prospective visits, of which 18 were cancelled. So, we saw a slightly less than a half fallout in terms of visits, but as we said earlier, we didn't see a short Iraq war to have a sustaining impact on the business and it was relatively short, so I think we can safely put that to bed. And as far as the other scare SARS is concerned, I think since we don't have a large exposure to the East Asian markets, we don't have a big exposure to our business. Of course, if SARS becomes much worse than it is today, that's a whole different ballgame. But I think as things stand right now, neither Iraq nor SARS makes us feel that the business is affected in any significant way.

Male Participant: But, post Iraq war, what is the outlook for this year in the US economy?

Vivek: You better ask experts other than myself because, I mean the reality is, you know, I don't know about Iraq, but what I can say is that the US economy is struggling with its own issues that have completely nothing to do with Iraq. The US economy is struggling with still the hangover from the tech bubble. It is struggling with the hangover of the fact that you have got large fiscal deficits and trade deficits. So, it is dealing with the twin deficits, it is dealing with the fact that you have a technology economy that is dragging things down. I think that what we are seeing is that sentiment should improve subsequent to its Iraq war, but it really is anybody's guess right now.

Moderator: Sam from Bloomberg.

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Sam: Yeah, I have a question.

Vivek: Sorry, for our particular business we didn't think the Iraq war had any impacts, so it is the same before and after.

Male Participant: After the Iraq war, is the tech spending growing now?

Vivek: Well, I don't know if tech spending has anything to do with the Iraq war. So, if you look at tech spending, there are two ways to look at tech spending, tech spending in aggregate and the way we do tech spending, and the way we do tax spending is the stuff that might come to us. If we announce that we added 44 new customers, 16 through AMS and 28 organically. We are talking to customers, we are looking at customers that are telling us we want to take more business to India and we want to do more of what we take to India. So, I think from that perspective our view is that the outlook from a customer perspective continues to be strong on the volume side, which is why I think I mentioned earlier that this year, the year closing March 31, 2003, was our record year, the highest year ever in growth and billed man months. So, you know, its significant that even in the boom years we didn't have as much growth in man months as we did in the last year.

Male Participant: How much did Ericsson contribute to Q4 figures?

Vivek: Can we release that, I mean?

Male Participant: And the second part of the question is, HP has announced outsourcing deal with Ericsson. Is that deal going to have any kind of impact on your business with Ericson?

Vivek: I think that, you know, first to answer the second question, no, it has had no impact. We knew that they were doing that deal. We were aware of, you know, who the shortlists were, who they were going with etc., etc., That's mostly on the technology, on the supply of equipment and maintenance of equipment side. So, that is not a business we are in, and that does not have any impact on us. In terms of Ericson revenue, I don't know if we can reveal that or not.

Senapaty: We have said that there is a commitment of revenue which lasts for next two years, but we have not articulated a specific number.

Male Speaker: It is pretty much in line with expectations. What we expected, we pretty much got. So, I am sorry, I can't give you customer specific revenues.

Female Speaker: Sarita from Dataquest. Mike please.

Sarita: Can you hear me?

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Male Speaker: Yeah, I can hear you fine.

Sarita: Could you tell us about the reduction in offshore rates...

Vivek: If you look at quarter-on-quarter basis, because here we have the accumulation over the last four quarters. So, if you look at quarter-on-quarter basis, what we had was mere a 2% reduction in the offshore rates. So, if you tie that back to what I said last time when we talked about the fact that prices are going to be stabilizing, and I had also added on a very important factor which is, it is too early to call victory, and I think that that is exactly what is happening out there. It is just too early to call victory because existing customers are coming back to you and saying, not in the context of, you know, holding a gun to your head, and you know, you got to give me a lower prices as much as saying, I want to do much more and you need to enable me to go to my management and able to demonstrate I can get a lower price and higher volume. So, I think that relative to what we talked about last time, it is reasonably consistent in the sense that we saw pricing pressure and we saw it slide quarter-on-quarter by 2%. If you look at on the sales and marketing side, we did continue to invest in adding field headcount. So, if you look at last quarter, we had 133 sales people that went up to 140 for the quarter.

Sarita: Annual?

Vivek: On annual basis, went up from about 99 to 140.

Moderator: May I request all of you to switch off your mobiles please? The next question.

Senapaty: Let me just take this opportunity to answer that EPS question, which said that for the financial year 2002-2003, the EPS is Rs. 38.83 from continuing operation, up from 38.65 last year and the diluted would be 38.75 up from 38.59 last year.

Vivek: Yeah, that is the point that we are mentioning is that, if you have seen compared to the earlier years and this particular year, we have seen in terms of squeezing the margin because a) there has been a price reduction that has taken place, realization drop b) you have seen rupee having appreciated and c) you have seen that we have been investing more in SG&A, which will help us build more business, which will help us transform our business from a so called ADM practice to a much more value added practice whether it is a total outsourcing infrastructure services, enterprise application consulting and so on and so forth, and the fourth factor is this acquisitions that we are engaged in, and the fifth is the amount of trouble that our sales team is doing in giving this kind of front end that has been created. The consultants that we are using because we are getting into some more larger deals whether it is a total outsourcing and so on and so forth and we have seen some of that having happened in terms of large

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customers with large potential are coming into India for sourcing more and more.
So, a combination of all these factors has resulted into a margin squeeze and that has reflected, though there has been a top line increase, fairly decent, it has not reflected in terms of the business from continuing operation because I said margin pressure as well as these three factors that also I talked about.

Male Participant: Can you just quantify that, how much is the impact and how much has it eaten into your bottom line.

Female Speaker: Sudhir has a supplementary question.

Senapaty: Yeah.

Male Participant: Although there was appreciation in the last quarter because of depreciation in the earlier part of the year the weighted average value of the rupee in fact through the year has declined. So, what is the situation, how...

Senapaty: Right, so if you see from the whole financial year the decline is about 1.2%.

Male Participant: Rupee depreciated by 1.2% in the whole year?

Senapaty: Right. No, the impact of the rupee appreciation on the margin has been about 1.1% if you look at the whole year and about almost a similar, little lower than that in the last quarter. Basically, you had got the appreciation benefit in the first few quarters, but the last two quarters has been rupee appreciating at a steeper rate and therefore overall what we have got impact on the operating profit in the last quarter that is the fourth quarter is almost equal for the whole financial year.

Vivek: Rupee appreciated but if you look at four quarters average, the first two quarters there was a rupee depreciation and the second two quarters there is a rupee appreciation, a combination of this.

Male Participant: You haven't mentioned the sales and marketing expenses figures, or did I miss it when you mentioned that.

Vivek: I had given the overall BDM numbers the sales people number, but if you would like to know the sale and marketing expense...

Male Participant: Not the number of people but the expenses...

Senapaty: If you look at the swing in a sales and marketing set, SG&A, on last year to this year it is about 3%.

Male Speaker: But a piece of that is related to the acquisition.

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Male Speaker: Acquisition also.

Female Speaker: We have a question from Express Computer.

Male Participant: Do you have targets for number of acquisitions and what is your expenses on the sales and marketing for the acquisitions?

Senapaty: You know, when you talk about acquisition, like we have stated always so far as our vision is concerned, while we are concentrating on organic growth we will continue to progress on the inorganic growth. Vivek mentioned about the three acquisitions that we did and the kind of success we have achieved. We have seen what has happened in Wipro Spectramind, seen what traction we are getting in our Energy Practice that we acquired last quarter and so is Ericson. So, we will continue and with our endeavor to look at more and more opportunities in various verticals, which has strong potential to grow, and therefore it will continue to be. It is not possible for us to specifically say how many, what is the size and so on because there are multiple opportunities you continuously work on, and as and when we come to some closure, we will definitely come and communicate to you. But let me tell you when you do an acquisition economic viability, you get into discounted cash flows, you get into earnings accretive dilution etc., etc., So, on a long term the DCF models work well, in the short term it tends to hit you because of a) some of the bonuses that you are required to pay to start with. Some of the acquisition expenses that is required or some of the intangibles that hit in. So, therefore the first few quarters it hits you. b) If the acquisitions are primarily of US companies or onsite companies you get the operating profits like an onsite, right? So, it takes few quarters for you to get synergies in the offshore to be able to normalize in terms of operating profit, so it tends to dilute that also. So, as and when you do acquisition to start with a dilute and then hopefully in four to five quarters, it gets into a little bit of normalcy, because you will get the benefit of the synergy, you will no more have the hit of the acquisition-related costs, which are typically one time but gets in to first four quarters.

Vivek: If I can just add to that. I think that we continue to feel that acquisitions are something that we are pretty positive on, and the reason is that we look at the success we have had so far in the acquisition integration. You know, if you look at the acquisition we made of the AMS Energy and Utility Practice, we closed the deal on December 31. Over the last 100 days or so, we have not lost a single employee, we have not lost a single customer. Already in six customers, we are now doing cross selling, in terms of selling our services into their customers and their services into our customers. So, what we have seen is a pretty solid start. If I look at the Wipro Spectramind acquisition a year ago, and some of the matrix are pretty interesting, something like 5% of the revenue at Wipro Spectramind comes from Wipro customers. Roughly 10% of the customer base is Wipro customers. 75% of the order work, which is orders that are

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booked but not billing yet are either Wipro customers or joint pursuits, and 70%
of the funnel of prospects are either Wipro customers or joint pursuits. So, what we have seen is that we have really been successfully able to for both the acquisitions that we made Spectramind as well as the AMS energy and utility practice, we have been able to bring together a lot of that integration that can provide that extra benefit that Mr. Senapati referred to.

Female Speaker: One second __________.

Male Participant: What is the total operating profit from Spectramind?

Senapaty: Spectra Mind for the quarter was 16.8 crores of profit before interest and tax and for the financial year was about 39.5 crores, which means it is about 4% of our total operating profits for the financial year and 6% of our total operating profit for the fourth quarter.

Female Speaker: Madhavan.

Madhavan: Mr. Senapaty, just one small point, when you are looking at acquisition and you are talking about so many intangibles and discounted cash flows. Do you actually have visibility down the quarters for the behavior of customers so that you can actually factor all these in?

Senapaty: Yeah, when you look at a target company, you look at what the customer base is, you look at the kind of relationships, CXO relationships, when I say CXO, it is like CIOs, CTOs, COs, and COOs kind of relationship they have, what is the kind of order backlog they have, what kind of orders they have executed and the kind of a CSAT, customer SAT that they have been generating and based on that and in discussion with the target companies you come to a judgment as to what is the current run rate and what kind of a run rate that will flow. Now typically, there will not be, you know, for example the kind of acquisition that we have talked about in the AMS, etc., they are in the consulting space. Now, they have not done a selling of the kind of services that we offer. Now, based on the relationship, based on their understanding, based on our understanding, we put together a plan as to what is the kind of a synergy it could generate because when we are getting new clientele, to them we will sell our services and we have a client base to them we will sell their services. So, there are cross selling that will happen and therefore the kind of synergies you get and the profitability that can generate out of it. So, the combination of this, that means you have to come out with a go-to-market strategy and work on that. So, that is how we work out a flow and discount it at our threshold rates.

Female Participant: Vivek, a little bit more about the customer profile, we're just looking at the million dollar clients, 1) what is your largest order post the Lattice thing and 2) Are you seeing a lot more smaller orders from a lot more customers than you were saying, basically has the size of your deals gone down?

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Vivek: If you look at the customers greater than one million dollars we had 99 as of December 31, that became 112 as of March 31. So, we had addition of about 13 customers that crossed that million-dollar bar. Of that six were from the AMS acquisition, so we went 7 on our own organically and 6 inorganically. If you look at the kinds of deals that we are doing, system integration deals are not out, we did close another system integration deal in the last quarter as well, but no where near the size of a 186K. So, we do see those deals, but typically most of the large customers are customers that come in and go through the standard ramp up process of pilot, then the first project and multiple projects, then multiple divisions within the client, etc. So, they are more on that steady ramp phase. So, reason why system integration deals have come down both in terms of size and number is fundamentally because they are discretionary spending. You know, somebody is making a decision to buy a new piece of equipment, which is unusual in today's environment. So, the sweet spot for us, going back to the discussion we had on pricing as well, continues to be how do we take an existing spend pattern and having moved to Wipro so we can deliver cost reduction to the customer.

Female participant: Are you looking at any large deals?

Vivek: Well, large deals in the sense that there are many of these customers that can become very large customers but they won't do it in one step.

Female Speaker: May I request Business Times?

Male Participant: Yeah, Mr. Senapaty, keeping in mind the sluggish economic scenario, would you say that going forward perhaps in the near term your operating margins would improve?

Senapaty: Well, like you have seen various factors that influences on operating margins, we have a factor called rupee, which perhaps will continue to hurt us in the next few quarters. There is definitely softness in terms of the pricing parameter. It may not be as aggressive as it used be but there is indication of that. There is scope for us on the utilization front. On the acquisition front as you know that it has already hurt us, and some of that will still be there in some form. So, in the short term, yes, there will be softness but the moment we are able to build on the synergies and you see the economy picking up and rupee stabilizing, hopefully, we will be able to a sort of go back.

Male Participant: Do you have a timeline for that, for the economy to reverse?

Senapaty: Not possible to predict.

Male Participant: What is your planned capital expenditure for the current year?

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Vivek: Well, we have not articulated any capital expenditure plans like you see we are constantly on a process of just-in-time methodology and therefore we do definitely a sort of grab the land whenever required for our growth purposes and then we get into creating the shell, and depending upon as and when we ramp up with the people, we are able to stuff that to be able to be operational and therefore we really do not come out with large capital layouts, which has to be planed and talked about.

Female Speaker: Arun from Economic Times.

Arun: Regarding the acquisition of Gluco-Vita, revenues when would it start accruing to you, and second thing is Wipro GE seems to be a drag on your bottom line, so are you looking at the possibility of maybe offloading the stake and divesting yourself totally out of it?

Senapaty: Yeah, let me answer the second one first before I hand it over to Vineet to address the Gluco-Vita issue. Wipro GE traditionally as you have seen has consistently been profitable for the past several years and this is a joint venture more than 10 years old with us. Last year has been a very, you know, a year where you had a lot of duty rates going up, a lot of competition given the growth rates, which were fairly subdued, we continued to increase our market share and we had the transition vis-a-vis some of the accounting packages that we dealt with there and therefore we had a huge loss, and we firmly believe that it is not a loss to be repeated year after year after year, and consequently this is a year where we had this particular loss. And, also you have seen in the new budget, the amount of initiative that has been given in the financial budget in terms of bringing down the duty rates, the way the healthcare sector is being looked at exactly in line with the IT sector, we see significant market expansion in that. There has been a new product introduction that has taken place, not much of revenue had got done but now onwards you will see more of that and there are profitable product introduction that has happened. Now, given the situation, the duty rate reduction through the budget, new product introduction is much more disciplined in terms of our pricing structure and selling mechanism and operating efficiencies. We see that the current financial year will exit with good profitability trend and very soon we are working with our joint venture partner to bring back to historical growth rates. The other question of Gluco-Vita, I will request Vineet Agarwal to answer that.

Vineet Agarwal: Okay, on Gluco-Vita, the reason we acquired Gluco-Vita was it fits in extremely well with our focus state strategy in terms of their strong states versus our distribution leverages in those states, for example, Kerala has been a very strong state for them. It is a strong state for us also. So, that has been a critical motivation for us to look at Gluco-Vita. In terms of really acquiring it in terms of getting revenues, we would move in by the end of this month, but in terms of getting the full leverage would be probably by about mid of next month that we should be able to get revenues from Gluco-Vita. However, let me add that Gluco-Vita is a very strong or any glucose powder is a very strong summer product, so to that extent the trade pipelining really starts in end of February and it sort of wanes by end of May. So, for this season we will not get too much of advantage in this season but in the coming season we should be able to get a lot of advantage.

Male Participant: Will HLL continue to produce for you?

Vineet: we have only taken the brand, Hindustan Lever will continue to produce for us and we can look at possibilities of other people producing for us but as of now they will continue to produce for us.

Male Participant: What is the cost?

Vineet: We have not talked about the cost but broadly it is about one time the current sales.

Male Participant: How much market share does it enjoy?

Vineet: Yeah, in terms of, we are not talking about the sales figures, but in terms of market share it is about 40% market share brand in Nepal. It is about 8% to 9% market share in Kerala. It is about a fairly strong market share also in Tamil Nadu and parts of AP.

Male Participant: Overall India.

Vineet: Overall India market share would be approximately about 5%.

Senapaty: Actually this brand was with Corn Products till about 1999 and it got acquired when Corn Products changed to International Best Foods and later on to Hindustan Lever. It got acquired by Hindustan Lever in 2000-2001. It has not got the focus, which it had earlier when it was with Corn Products. So to that extent, it has, should I say, declined in the last two years and we hope to get it back.

Female Speaker: Sudeep from Business Standards.

Male Participant: Can I address this question to Mr. Premji. The stock market has been in turmoil over the last week, going by your margins and that of your competition, and what do you think of the statement that has been repeatedly made that the profitability of large software companies is now no different from that of a large part of the brick and mortar economy?

Azim Premji: Well, actually it is not correct, because even if you see the profits of the large software companies in the last quarter, they are significantly ahead of the bricks and mortars companies, and generally profits of software companies whether be in terms of return on capital employed return, on net worth, or for that matter return on sales, are ahead of the brick and mortars company. I think the software industry is going through some amount of correction and part of the market reaction has been that there have been over expectations from the market, and the market is just correcting to a revised set of variables which are getting reflected in the results, but fundamentally the future is very strong. The cost equation, which India has to offer, is increasingly being realized as Vivek pointed out, the volume growth rates, which we have had in the past 12 months are, the volume growth rate, I am not talking about absolute levels of volumes, have been at an all time high. The growth rates we have had have been the highest, and the part of the correction has already taken place and companies which invested in broad product line like we do, companies, which invest in very integrated selling meeting all the requirements of a customer, which we are building strong capacities for, and companies which bring investments in sales and marketing through organic routes as well as through acquisition routes and use that investment to go up the value chain or do higher end consultancy work and execution of that work will be able to meet the demands of price reductions far more successfully than companies which don't invest in that. What you must appreciate about Wipro is we are in a strong investment phase and the benefits of that investment phase will be seen in terms of growth rates, in terms of the kind of business which we do, and the kind of differentiations which you will create in the market place. And, most importantly, we have successfully demonstrated that we can integrate a diverse group of cultures into our company, make them positive about working for our company, and make them give very synergistic results. It is a very important point, which we have established, which is not easy in the service industry and it is not easy in terms of different cultures between Americans, Europeans and Indians.

Male Participants: A question here for Mr. Paul. Can you give some outlook for your clients, I mean, where exactly Wipro has got volume growth, where is the business coming from, is it from telecom clients or enterprise. And, another question is, earlier to last three years we see profit growth and sales growth to be almost equal or one percentage, that gap is increasing a lot, and is it fair to say that profit growth is really slowing down.

Vivek: Well, let me take your second question first. I think that what we saw was, you know, if you dial the clock back two years, we saw profits growing much faster than sales. We were in a mode at that time where you could drive pricing much better, you were beginning to get all the productivity benefits. So, for a while we had the profits growing faster than sales. Then, over the last year, we kind of had the, you know, profits and the sales going at the same pace, and right now we are seeing a situation where sales are growing faster then profits. So, I think in a sense you are seeing on the profitability line or on the margin line, some level of sort of maturity coming in. What is really different about this business is that that does not mean that there is maturity on the revenue line coming in and that was the point that I was making earlier on the volume and on the overall sales line and also on the outlook. What we are seeing is that ultimately over the last three years, its really interesting, you know, again if you go back two years, you know, our stock price was Rs. 10,000, you know, we are three times bigger than then, than we were at that time. We are in a much better position and have a track record of being able to become a global player, and yet our stock price is now under 1000. So, I think that what ends up happening is people tend to extrapolate wildly in both directions. So, you know, I am no expert on stock markets, I don't want to say they are right or wrong or whatever, but I think that, you know, it is really is you tend to get these extremes. But, coming back to the first part of your question, which is if you look at on the telecom business, the telecom business on a quarter-on-quarter basis if you look at grew 7%. So I think that you saw a pretty nice overall growth, and if I compare that we had 13% sequential growth before that, 8% before that. So we had three straight quarters of sequential growth and we had five straight quarters of negative sequential growth prior to that. So, what we saw was that the telecom sector suddenly flattened and then for five quarters it kept headed down, and now for the last three quarters it is headed up. So I think that what we are seeing is you know a decent recovery on the telecom side in terms of customer saying I now know what my road map is, I know I want enjoy the benefits of India outsourcing, let me go more to the companies that have continued to demonstrate that they stay committed to the technology space, stay committed to telecom.

Female Speaker: One second, Anshuman.

Male Participant: About the treatment of IT professionals in another country, do you have any suggestions on that?

Vivek: I am sorry.

Male Participant: The treatment there in other countries for the IT professionals. Do you have any suggestions on that?

Male Speaker: Why don't you finish your question then we will come back to yours.

Vivek: I see, I mean, if you just look at the numbers that I mentioned earlier that R&D services went from 58% of our revenue to 36%. So, clearly it was in the IT side. To answer your question about, you know, we have been fortunate and disciplined to not to have to face that situation. Fortunate in the sense that sometimes these things happen in way that is completely unpredictable, but discipline in a way that sometimes you can make sure that you take that extra effort to ensure complete compliance with visa regulations where, you know, paying attention to every time when official tells you look I don't think this is right, and the third is, staying as far away from that line as you possibly can not trying to be aggressive, particularly as it relates to compliance issues. So, I think that so far we have been fortunate enough to not have, you know, any investigations, any second questioning, any one of our people come into any trouble because of the fact that we even went close to the line. But, that is something that we have to do every single day and certainly the environment out there is very very sensitive right now.

Male Participant: Will our Government's view of these things bring about any change in this behavior?

Vivek: Well, you know, ultimately you are serving other governments, so you know, the fact that the Indian government has a view while I am sure the other government will take it into account, may not necessarily change their behavior.

Male Participant: Will pricing pressures further erode your operating margins?

Vivek: No, it is exactly what I said. The customers are demanding better pricing, the companies which are able to rise to the occasion by mix changes, by changing the composition of the offerings, and by driving more productivity and more efficiency in terms of the way software is delivered, will be able to compensate for this price pressures and still maintain operating margins.

Male Participant: Your comments on the reaction of the stock market over the past few days.

Vivek: You know, I suppose, you must accept the fact that in a situation where people have built certain models on certain assumptions and those assumptions prove wrong for whatever reason, they begin to overreact in terms of the model with which they have built. You have seen what has happened with the Infosys stocks and we have seen that Infosys stocks have started to revive over the past three days, so the correction has already started.

Female Speaker: Sarita from Dataquest.

Sarita: You had mentioned I think last quarter or quarter before that, there is certain H1B issue. There is a sensitivity regarding corporate employees moving onsite rather than working offshore. How do you see this issue going over the next few quarters? Does the proposed H1B visa cap bother you, do you see that significantly affecting you and are you doing something about it. There is no breakup of offshore/onsite revenue here so, you know, some understanding on that would help because typically we see in companies like Infosys and TCS, a lot of thought about moving over offshore, but that has not been happening in the last year and year and half. No work has actually got done onsite.

Vivek: So, let me take each one of these questions one by one. I think first in terms of the outlook on H1Bvisa cap. I think that that is something that is still open, it won't get decided till September. So, I think, we are all in a wait and see mode. There continues to be, how should I say, an appetite on the part of customers wanting H1Bs and they are powerful lobbyers. On the other hand, we are seeing the United States becoming much more nationalistic if you will than it ever has in the past. So, it is certainly anybody's call right now. But, we continue to feel that if you looked at it from purely the customer's perspective, they need those H1Bs as much as we do, and as a result we think that collectively between the Indian companies and actually more importantly between the US companies are lobbying, I think that that should be something that works out okay. If we were to look at the onsite/offshore ratios of Wipro, I am just searching for that here in my numbers, but basically what we had was, we had a slight increase on the onsite ratio this quarter because of the AMS acquisition, so otherwise fundamentally it has been a flattish.

Anita: Over the year, what is the revenues onsite?

Vivek: On yearly basis, you know, that number does not move much, you know, you can't read too much into revenues, you know, one or two points this way and that way, I would say that for as long as I can remember, our onsite ratio has stayed between 48% and 55%, you know, and it swings back and forth in that and that's purely a matter not of strategy, not of direction, not of trend, just a matter of the mix of projects being executed at any given point.

Female Speaker: Abhijit from Hindu Business line.

Abhijit: Mr. Roy, a question for you. Could you just share the pricing environment in which you are operating, your pipeline visibility?

Raman Roy: Pricing continues to be under pressure both from our existing customers and what we have seen for the new customers that are coming in. In terms of pipeline, we see a very robust pipeline. There is a huge amount of interest for BPO from the customers, and that, you know, the pressure on pricing and the amount of traction that we are seeing and the interest that we are seeing are perhaps paradoxical because there is enough business sitting there to satisfy the appetite of India as a country, and therefore in that environment typically you should not be seeing that kind of pricing pressure. So, that is a little paradoxical. We see a lot of companies coming in with prices that at least we believe are commercially not viable and does not make business sense, at least for us to do business at those pricing. So, it is a huge robust pipeline, there is a huge amount of interest, there is huge amount of traction. Your other question was to do in terms of conversion of pilots, etc., that is a place where I think Wipro Spectramind has a huge advantage, because why does a customer do a pilot, a customer does the pilot to test out some of those things, and given that, you know, we are now over 5000 people spread across five locations, we are able to demonstrate most of the things that the customer is looking to validate with something that is already in production. So, the proof of concept timeframes for what we do for our customers are fairly short if any.

Female Speaker: I am sorry, this is the last question, and after that we will have to take off line.

Male Participant: Is it just vanilla call center work or is it high-value processing?

Raman Roy: See, high or low are very relative terms. We are sitting here very low but if you compare to, you know, some other ground levels this will be high compared to that level, but what we are seeing is we are seeing that we are doing more value addition work for our customers, particularly for our matured customers and that is what is giving us a huge amount of penetration into our customers.

Male Speaker: Before we close I will request Mr. Suresh Vaswani to give a little bit on the scenario in Wipro Infotech and the outlook.

Suresh Vaswani: Okay, I will sort of cap off the day. You know, in Wipro Infotech, we have stabilized our products and services business and we have got good performance on the product side and the services side. The products and services business combined, which is our traditional business, has grown 14%, and we have shown a profit increase of 10% approximately. The key thing about the Infotech is the investments which we are making in the new businesses, which is the consulting business. It has done extremely well. We have built up a reasonable scale in the software business to grow it in future, the 01 market's business, these are basis, and the Asia Pacific and the Middle East business. So, from Wipro Infotech perspective it's good news on the products and services side, and its investment mode on the new businesses and we are seeing that these new business will be a major carrier for growth in future.